NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

December 9, 2022

Taylor Beech

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Major League Football, Inc. Registration Statement on Form S-1 Filed September 26, 2022 File No. 333-267598

Dear Ms. Beech:

This is in response to the letter of comment of the Staff dated October 3, 2022, relating to the captioned Registration Statement on Form S-1 of Major League Football, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Comment No. 1

In response to such comment, please be advised that all but the 31,250,000 shares of common stock owned by Alumni Capital, LP have been removed, and that there is a now a $.001 fixed price assigned to those shares.

Taking the commitment shares and the shares underlying the warrant issued to Alumni Capital as an example, and in light of the contents of this comment, the Company notes that other similarly situated issuers currently have effective S-1 Registration Statements that do not indicate a fixed price for a selling shareholder’s commitment shares or warrant shares.

Comment No. 2

Please be advised that the required legality opinion has been included in Pre-effective Amendment No. 1.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Registration Statement is now in order for effectiveness.

Thank you for your attention in this matter.

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Sincerely,
NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan
Managing Member
cc: Major League Football, Inc.

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